SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.23)*

Cache, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127150-30-8
(CUSIP Number)

Andrew M. Saul, c/o Saul Partners, LP, 9 West 57th St., New York, NY 10019 Telephone (212) 371-9255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Andrew M. Saul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 449,430
	8	SHARED VOTING POWER 1,249,904
	9	SOLE DISPOSITIVE POWER 449,430
	10	SHARED DISPOSITIVE POWER 1,249,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,699,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Saul Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,249,904
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,249,904
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,249,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.34%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 4 of 6 Pages

This statement constitutes Amendment No. 23 to the Schedule 13D dated December 11, 1986, as amended (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul and Saul Partners, LP (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

The Group Members are making this single, joint filing because they may be deemed to constitute a "group" (the "Group") within the meaning of Section 13(d)(3) of the Act. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

On April 4, 2013, Andrew M. Saul and Saul Partners, L.P. each acquired subscription rights pursuant to the Rights Offering. On April 15, 2013, Mr. Saul sold 161,345 subscription rights at a sale price of $1.85 per right and Saul Partners, L.P. sold 448,714 subscription rights at a sale price of $1.85 per right. The subscription rights are listed on the Nasdaq Stock Market under the symbol “CACHR.”

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated as follows:

(a)-(b) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 13,380,366 shares outstanding as of March 15, 2013, as reported by the Company in the proxy statement on Schedule 14A filed on March 15, 2013.

As of the close of business on April 15, 2013:

Andrew M. Saul may be deemed to own beneficially 1,699,334 shares,

representing 449,430 shares directly held by Andrew M. Saul and 1,249,904 shares directly held by Saul Partners, LP, of which Andrew M. Saul is Managing Partner. Andrew M. Saul's directly held shares include 10,000 shares acquired on January 15, 2013 pursuant to the Company's annual grant to all non-employee directors. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Andrew M. Saul disclaims beneficial ownership of all shares other than those held in his name.

Saul Partners, LP may be deemed to beneficially own 1,699,334 shares representing 1,249,904 shares directly held by Saul Partners, LP and 449,430 shares directly held by Andrew M. Saul, Managing Partner of Saul Partners, LP. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Saul Partners, LP disclaims beneficial ownership of all shares other than those held in its name.

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 5 of 6 Pages

The Group Members as a whole may be deemed to own beneficially 1,699,334 shares of Common Stock, constituting approximately 12.7% of the shares outstanding.

(c) Except as set forth herein, none of the Reporting Persons have effected any transactions in the Company's securities during the past 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER The responses set forth in Items 4 and 5 hereof are incorporated by reference in their entirety.

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2013

/s/ Andrew M. Saul
Andrew M. Saul

/s/ Andrew M. Saul
Saul Partners, LP by Andrew M. Saul
As Managing Partner